SURGEPAYS, INC.

3124 BROTHER BLVD.

SUITE 410

BARTLETT, TN 38133

June 17, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc. (formerly known as Surge Holdings, Inc.)
Amendment No. 1 to Registration Statement on Form S-1
Filed February 16, 2021
File No. 333-233726

Dear Ms. Wirth:

By letter dated March 16, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission provided SurgePays, Inc., formerly known as Surge Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on February 16, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are listed below, followed by the Company’s responses, in bold.

Prospectus Summary, page 1

1.	Please revise to include a description of each class of your authorized stock, including a description of the nature of the disparate voting rights and the number of votes per share to which each class of common stock is entitled.

RESPONSE: On the date hereof, we are filing Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”). The Prospectus Summary of the Amendment includes a description of each class of our authorized stock. The Amendment also includes a revised section called “Description of Our Capital Stock.” In both instances, there is a description of the voting rights and number of votes per share to which each class of authorized stock is entitled. While we only have one class of common stock authorized, we have two (2) classes of preferred stock authorized, each with disparate voting rights as described in the Amendment.

Risk Factors, page 8

2.	We reissue our prior comment 2. Please include additional risk factors highlighting your recent losses and increased reliance on debt financing focusing on the effect of both on your results of operation and financial condition. Address the factors that your management has considered in determining whether you could continue as a going concern, as discussed in your Management’s Discussion and Analysis.

RESPONSE: We have added risk factors entitled “Our business has generated net losses, and we intend to continue to invest substantially in our business. Thus, we may not be able to achieve or maintain profitability. We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs” and “There is substantial doubt about our ability to continue as a going concern.”

3.	We note your disclosure on page 34 regarding your various legal proceedings. To the extent such legal proceedings present material risks, please include a risk factor to discuss.

RESPONSE: We have added a risk factor entitled “We could be impacted by unfavorable results of legal proceedings, including the pending proceedings involving Glen Eagles, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.”

4.	We note your risk factor on page 11 regarding your Chief Executive Officer’s ownership and control of the company. Please revise to include the date of the ownership percentages provided or, alternatively, tie it out to the ownership percentages presented in the beneficial ownership table. Please also disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval and revise to acknowledge that any future issuance of high-vote stock may be dilutive to holders of low-vote stock.

RESPONSE: We have revised the risk factor to provide detailed voting percentages represented by each class of security owned by Mr. Cox. The same risk factor has been revised to detail how many shares of capital stock the Company would have to issue for Mr. Cox to no longer have voting control and to acknowledge that any future issuance of high-vote stock may be dilutive to holders of low-vote stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

5.

For all periods presented, please revise to separately discuss each reportable segment’s results (Surge, TW and ECS) in MD&A, including sales, gross margin, and operating income (loss). Please discuss the factors that contributed to changes in these amounts. When more than one factor contributes to the change between periods, please quantify the impact of each factor separately. Refer to Item 303(A) of Regulation S-K for further guidance.

RESPONSE: The MD&A in the Amendment includes disclosure entitled “Segment Information” that separately discusses each reportable segment’s results in the MD&A.

6.

Please also provide additional analysis concerning the quality and variability of your earnings and cash flows of each segment (Surge, TW and ECS) so that investors can ascertain the likelihood or to the extent that past performance is indicative of future performance. In this regard, with a view to understanding the primary drivers behind the changes in revenue, please discuss which line of products, services or licenses have generated revenues, including any known trends and uncertainties associated with those products, services or licenses.

RESPONSE: The “Segment Information” disclosure provides additional analysis regarding each segment’s earnings and cash flows.

7.

Please revise this section to provide updated disclosure about the material effects on your business as a result of the COVID-19 pandemic. In addition, consider whether any updates to your risk factor disclosure are warranted in light of any events related to COVID-19. Please refer to CF Disclosure Guidance Topics 9 and 9A.

RESPONSE: We have revised this section to detail the material effects on our business that were the result of the COVID-19 pandemic. Additionally, we have updated the risk factor titled “Effects of the COVID-19 Pandemic on Our Business.”

Comparison of Nine Months Ended September 30, 2020 and 2019, page 21

8.	Please disclose the facts and circumstances of the Gain/(loss) on settlement of liabilities, including the carrying value of the settled liabilities. Also disclose these non-cash transactions on the face of your statement of cash flows.

RESPONSE: The gain on settlement of liabilities was related to a Stock Cancellation Agreement the Company entered into with Yossi Attia this is now disclosed in the MD&A. In addition, this non-cash transaction is on the face of our statements of cash flow for the year ended December 31, 2020 (the Stock Cancellation Agreement was entered into during the second quarter of 2020).

Comparison of Years Ended December 31, 2019 and 2018, page 24

9.	With a view towards clarifying your MD&A disclosure, please explain to us why the increase in revenues attributable to Surge Logics LLC does not agree with the change in revenues in the Sure Logics LLC financial statements.

RESPONSE: The increase in revenues for Surge Logics (now known as LogicsIQ) now agrees with the change in revenues.

Liquidity, Capital Resources and Going Concern, page 26

10.	Please expand your disclosure to include your estimated cash requirements over the next twelve months.

RESPONSE: We have expanded our disclosure to include our estimated cash requirements over the next twelve months.

Business, page 28

11.	We note your disclosure on page 32, under the heading “Disrupting the Supply Chain” regarding your (i) established models used to market and sell products and services and (ii) capability and capacity to “scale significantly quick to being approved products stores nationwide.” Please enhance your disclosure in this section to provide additional detail on your abilities in this space and provide support for your statements.

RESPONSE: We have revised to provide additional details and support for these statements.

12.

Please revise to include the human capital resources information required by Item 101(c)(2)(ii) of Regulation S-K.

RESPONSE: We have revised the Business section to include the human capital resources information required by Item 101(c)(2)(ii) of Regulation S-K.

Directors and Executive Officers, page 35

13.

We reissue our prior comment 9. Please revise to clarify how long Mr. Nuzzo led Glass Mountain Capital LLC.

RESPONSE: We have revised to clarify that Mr. Nuzzo purchased Glass Mountain Capital, LLC (“Glass Mountain”) in 2009 and is currently the CEO and Chairman of Glass Mountain.

Description of Capital Stock, page 47

14.	With respect to your Series “A” Preferred Stock and your Series “C” Convertible Preferred Stock, please revise to describe, if applicable:

●	circumstances or events in which the conversion of high-vote and/or no-vote shares is mandatory or optional, and any resulting impact on low-vote shareholders, including dilution;
●	any exceptions to provisions requiring mandatory conversion of shares upon their transfer; and
●	any sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion of high-vote shares

RESPONSE: The description of capital stock contained in the Amendment discusses when and how the Company’s preferred stock may be converted into shares of the Company’s common stock. There are no sunset provisions that limit the lifespan of the Company’s preferred stock and neither the death of a preferred stockholder nor the transfer of a preferred stockholder’s shares would require the conversion of such preferred stock.

Financial Statements Consolidated Statements of Operations, page F-3

15.	Since cost of revenue excludes charges for depreciation and amortization, please revise the caption of the line item to read “Cost of revenue (exclusive of depreciation and amortization shown separately below) and delete the line item for Gross Profit. Refer to the guidance in SAB Topic 11:B.

RESPONSE: In the audited financial statements for the year ended December 31, 2020 recently filed with the SEC and included in the Amendment, page F-3 has the changes requested by the Staff.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-11

16.	For each revenue category, please revise to clarify and explain in greater detail your performance obligations under your agreements, including judgments made concerning the timing of satisfaction and in the allocation of the transaction price, if any. For example, in regard to your ECS revenues, please revise your disclosures to identify the performance obligations promised within the contract. Indicate the goods or services promised that are distinct and those that are combined to form a bundled performance obligation. Refer to ASC 606-10-25-14 through 22 and provide the disclosures required by ASC 606-10-50-12 and 50-13.

RESPONSE: In the audited financial statements for the year ended December 31, 2020 and the unaudited financial statements for the period ended March 31, 2021, both recently filed with the SEC and included in the Amendment, Note 2 provides the specific details requested by the Staff.

Note 5. Asset Purchase Agreement, page F-17

17.	We note that on September 30, 2019 you acquired substantially all of the assets and specified liabilities related to the ECS Business from GBT Technologies Inc. Based on your description it appears this constitutes a business for reporting purposes. Please tell us your consideration of the guidance in Articles 8-04 and 8-05 of Regulation S-X in assessing whether audited financial statements of this acquired business and the related pro forma financial information giving effect to this acquisition should be provided. Please provide us your analysis addressing the guidance in Rule 11-01(d) of Regulation S- X. Alternatively, please amend the Form 8-K filed on October 2, 2019 to provide financial statements required pursuant to Rule 8-04 of Regulation S- X and Article 11 pro forma financial information required by Item 9.01(a) of Form 8-K.

RESPONSE: Following the closing of the ECS transaction, the Company was of the view that this transaction did not require the filing of audited financial statements of these acquired assets and specified liabilities and the related pro forma financial information giving effect to this acquisition.

The Company notes that the financial statements of the ECS segment have been reflected in the consolidated financial statements of the Company since the quarter ended December 31, 2019. As such, the Company has filed two 10-Ks and four 10-Qs with the ECS segment’s financials being disclosed to current and potential shareholders via the Company’s financial statements included in those periodic reports. The Company believes that the financials of the acquired assets and specified liabilities from two to four years ago (2017, 2018, and the first three quarters of 2019) are no longer of any relevance to current and potential shareholders of the Company. The Company therefore respectfully requests that, regardless of the Staff’s view of the significance of the acquisition of the ECS assets and specified liabilities, in light of the past and ongoing financial results consolidation, the Company not be required to file the financial statements of the ECS assets and specified liabilities via an amendment to the Form 8-K filed on October 2, 2019.

Note 16. Segment Information, page F-63

18.	In light of the Surge Logics, Inc registration statement, please explain to us why Surge Logics is not identified as a separate operating segment.

RESPONSE: The Company now identifies LogicsIQ (f/k/a Surge Logics) as a separate operating segment.

Item 16. Exhibits and Financial Statement Schedules Exhibit 23.1, page II-6

19.	We reissue our prior comment 13. Please include a currently dated consent from your independent registered public accounting firm in an amendment to your Form S-1 prior to requesting effectiveness.

RESPONSE: Please see Exhibit 23.1 to the Amendment whereby a currently dated consent form from our independent registered public accounting firm has been included.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

SURGEPAYS, INC.

/s/ Kevin Brian Cox

Kevin Brian Cox

Chief Executive Officer